UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LIZHI INC.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

53933L104**
(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☐Rule 13d-1(c)

☒Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A ordinary shares, par value US$0.0001 per share (“Ordinary Shares”). CUSIP number 53933L104 has been assigned to the American Depositary Shares (each an “ADS”) of Lizhi Inc. (the “Company”), which are quoted on the Nasdaq Global Select Market under the symbol “LIZI.” Each ADS represents 20 Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53933L104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
TMT General Partner Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
115,907,370
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
115,907,370
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
115,907,370 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11.	Percent of Class Represented by Amount in Row (9)
14.42% (2)
12.	Type of Reporting Person (See Instructions)
CO

(1) TMT General Partner Ltd. is the general partner of Morningside China TMT GP II, L.P. Morningside China TMT GP II, L.P. is the general partner of Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. Morningside China TMT Fund II, L.P. is the record owner of 73,575,320 Class A Ordinary Shares and Morningside China TMT Top Up Fund, L.P. is the record owner of 42,332,050 Class A Ordinary Shares.

(2) The ownership percentage of the Reporting Person is calculated based on a total of 803,607,050 Class A Ordinary Shares (excluding 5,395,630 Class A Ordinary Shares issued to Kastle Limited) outstanding as of December 31, 2022, as disclosed to the Reporting Person by the Company.

CUSIP No. 53933L104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Morningside China TMT GP II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
115,907,370
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
115,907,370
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
115,907,370 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11.	Percent of Class Represented by Amount in Row (9)
14.42% (4)
12.	Type of Reporting Person (See Instructions)
PN

(3) TMT General Partner Ltd. is the general partner of Morningside China TMT GP II, L.P. Morningside China TMT GP II, L.P. is the general partner of Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. Morningside China TMT Fund II, L.P. is the record owner of 73,575,320 Class A Ordinary Shares and Morningside China TMT Top Up Fund, L.P. is the record owner of 42,332,050 Class A Ordinary Shares.

(4) The ownership percentage of the Reporting Person is calculated based on a total of 803,607,050 Class A Ordinary Shares (excluding 5,395,630 Class A Ordinary Shares issued to Kastle Limited) outstanding as of December 31, 2022, as disclosed to the Reporting Person by the Company.

CUSIP No. 53933L104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Morningside China TMT Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
73,575,320
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
73,575,320
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
73,575,320
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11.	Percent of Class Represented by Amount in Row (9)
9.16% (5)
12.	Type of Reporting Person (See Instructions)
PN

(5) The ownership percentage of the Reporting Person is calculated based on a total of 803,607,050 Class A Ordinary Shares (excluding 5,395,630 Class A Ordinary Shares issued to Kastle Limited) outstanding as of December 31, 2022, as disclosed to the Reporting Person by the Company.

CUSIP No. 53933L104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Morningside China TMT Top Up Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
42,332,050
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
42,332,050
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
42,332,050
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11.	Percent of Class Represented by Amount in Row (9)
5.27% (6)
12.	Type of Reporting Person (See Instructions)
PN

(6) The ownership percentage of the Reporting Person is calculated based on a total of 803,607,050 Class A Ordinary Shares (excluding 5,395,630 Class A Ordinary Shares issued to Kastle Limited) outstanding as of December 31, 2022, as disclosed to the Reporting Person by the Company.

Item 1.

(a) Name of Issuer:

LIZHI INC.

(b) Address of Issuer’s Principal Executive Offices:

Yangcheng Creative Industry Zone

No. 309 Middle Huangpu Avenue, Tianhe District

Guangzhou 510655

People’s Republic of China

Item 2.

(a) Name of Person Filing:

I. TMT General Partner Ltd.

II. Morningside China TMT GP II, L.P.

III. Morningside China TMT Fund II, L.P.

IV. Morningside China TMT Top Up Fund, L.P.

(b) Address of Principal Business Office or, if none, Residence:

I., II., III & IV:

c/o Suite 905-6, 9th Floor

ICBC Tower, Three Garden Road

Hong Kong

(c) Citizenship:

I., II., III & IV:

Cayman Islands

(d) Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share (“Ordinary Shares”)

(e) CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 53933L104 has been assigned to the American Depositary Shares (each an “ADS”) of Lizhi Inc. (the “Company”), which are quoted on the Nasdaq Global Select Market under the symbol “LIZI.” Each ADS represents 20 Class A Ordinary Shares.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership

(a) Amount beneficially owned:

The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b) Percent of class:

The information required by Items 4(a) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

(c) Number of shares as to which the person has:

The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

TMT General Partner Ltd. is the general partner of Morningside China TMT GP II, L.P. Morningside China TMT GP II, L.P. is the general partner of Morningside China TMT Fund II, L.P. Morningside China TMT Fund II, L.P. is the record owner of 73,575,320 Class A Ordinary Shares and Morningside China TMT Top Up Fund, L.P. is the record owner of 42,332,050 Class A Ordinary Shares. TMT General Partner Ltd. is controlled by its board consisting of five individuals, Jianming Shi, Qin Liu, Gerald Lokchung Chan, Maria K. Lam and Makim Wai On Andrew Ma, who have the voting and dispositive powers over the Class A Ordinary Shares held by Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2023

TMT General Partner Ltd.
By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Morningside China TMT GP II, L.P.
By: TMT General Partner Ltd., as its general partner

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Morningside China TMT Fund II, L.P.,
By: Morningside China TMT GP II, L.P., as its general partner
By: TMT General Partner Ltd., as its general partner
By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Morningside China TMT Top Up Fund, L.P.,
By: Morningside China TMT GP II, L.P., as its general partner
By: TMT General Partner Ltd., as its general partner

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement, dated as of February 24, 2021, by and between the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 24, 2021).